UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, November 2, 2009

President of the Comisión Nacional de Valores

D. Eduardo Hecker

S / D

Re: Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”).

I have the pleasure of addressing you in compliance with Chapter XXI of the Rules of the Comisión Nacional de Valores (CNV), in order to inform you that we have been served with the complaint entitled “CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA v. SECRETARIA DE ENERGÍA DE LA NACIÓN - E.N.R.E." filed by two consumer associations (Consumidores Libres Coop, Ltada. de Provisón de Servicios de Acción Comunitaria and La Unión de Usuarios y Consumidores) against the Argentine federal government, ENRE, EDESUR, EDELAP and EDENOR before the Administrative Trial Court Number 8, presided over by substitute judge Liliana Heiland. In addition, two other entities have joined in the complaint: Asociación de Defensa de los Derechos de los Usuarios y Consumidores (ADDUC) and Union de los Usuarios y Consumides en Defensa de sus Derechos.

The complaint seeks:

a) The annulment and declaration of the unconstitutionality of all the recent tariff resolutions (ENRE Resolutions Nos. 324/08, 365/08, 628/08 and 645/08 and Secretary of Energy Resolutions Nos. 1169/08, 797/08, 1170 / 08 and its annexes) and the refund of the amounts billed pursuant to these resolutions;

b) To obligate all defendants to carry forward the Integral Tariff Revision (RTI);

c) The annulment and declaration of the unconstitutionality of the resolutions of the Secretary of Energy that extended the transition period of the Adjustment Agreement (“Acta Acuerdo”);

d) To obligate the defendants, including Edenor, to sell their respective Class A shares, through an international public auction, in light of the alleged expiration of the management period of the concessions;

e) The annulment and declaration of the unconstitutionality of Resolutions Nos. 805/2007, 866/2008, 443/2007, 864/2008, 434/2007 and 865/2008 and any other administrative act that modifies terms negotiated through contract;

f) The annulment and declaration of the unconstitutionality of Resolutions Nos. 466/2007 and 467/2007, which extended the management period established in the various concessions, including the concession of Edenor; and

g) Alternatively, in the case of the rejection of the primary claims, an order requiring the defendants to bill all users on a bimonthly basis.

In addition, the plaintiffs request an injunction to suspend the tariff rate increases contained in the resolutions cited by the complaint. Alternatively, they request partial suspension of the implementation of those resolutions. Finally and alternatively, the plaintiffs request a temporary injunction to prevent the authorities from issuing further tariff increases that are not issued in accordance with the RTI. To date, the court has not ruled on the matter.

In relation to the above complaint, the Company informs you that the challenged tariff increases, with the exception of the tariff increase granted by ENRE Resolution No. 324/08, do not directly impact the value added of energy distribution services, but rather are passed through to the tariffs charged to customers.

In addition, we inform you that the ENRE has initiated the RTI process.

In connection with the sale of the Class A shares, pursuant to ENRE Resolution No. 467/2007, such sale shall take place at the end of the five-year tariff period commencing with the completion of the RTI. In addition, under the RTI, the controlling shareholder (EASA) is entitled to participate in the auction for the Class A shares and, to the extent that its offer is accepted, will not be required to make any payment in order to maintain control of the Company.

To date, the Company’s legal advisors have had access to copies of documentary evidence on which the claim is based.

In addition, we inform you that Edenor has instructed its legal advisors to timely answer the complaint by denying all charges on the grounds that they are irrelevant.

Sincerely,

Jaime J. Barba

Attorney in fact

EDENOR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Luis Pablo Rogelio Pagano

Luis Pablo Rogelio Pagano

Chief Financial Officer

Date: November 3, 2009